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March 12, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Filing Desk Patrick Kuhn, Assistant Director, Office of Small Business Policy

Re:	Zhongpin, Inc. File No. 001-33593 Form 10-K for Fiscal Year Ending December 31, 2008

Mr. Kuhn:

This letter contains our additional response to the letter of Lyn Shenk, Branch Chief of the Division of Corporate Finance, dated January 22, 2009 furnishing the comments of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K of Zhongpin Inc., a corporation organized under the laws of the State of Delaware (the “Company”), for the year ended December 31, 2007 and the Quarterly Report on Form 10-Q of the Company for the fiscal quarter ended September 30, 2008.  The numbered response below corresponds to the numbered paragraph of such comment letter.  Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the 2008 Form 10-K defined below.

Securities and Exchange Commission
March 12, 2009

Response

1.           The Company will add the following additional disclosure in its Annual Report on Form 10-K for the year ended December  31, 2008 (the “2008 Form 10-K”).

“We have established and implemented corporate policies to manage our cash flows generated by our operating activities.  We have established strict credit policies to manage the credit we give to our customers, and we give different credit terms to different types of customers in different sales channels.  For supermarket customers, the credit terms are generally two weeks.  For showcase stores and branded stores, the credit terms are generally cash sales within one week.  For food distributors, the credit terms are generally two weeks.  For restaurants and non-commercial customers, the credit terms are from one week to one month.  These credit terms are subject to negotiation if requested by our customers, but any adjustment must be approved by designated management.  In general, we ask for credit terms from our suppliers.  We generally pay for the hogs we purchase within one week after the hogs pass our health and quality examinations.

In fiscal 2008, net cash provided by operating activities was $xxx million, which represented an increase of $xxx million as compared to the net cash provided by operating activities of $xxx million in fiscal 2007. Of the $xxx million increase, net income accounted for $xxx million, non-cash items accounted for $xxx million and changes in operating assets and liabilities accounted for $xxx million. Of the non-cash items, depreciation and amortization accounted for $xxx million of the change due to the fact that more plants, equipment and machinery were put into use during fiscal 2008.

Cash flow from changes in operating assets and liabilities accounted for approximately $xxx million of the increase, as compared to the negative cash flow of $xxx million from changes in operating assets and liabilities in fiscal 2007. Of the $xxx million increase, $xxx million was attributable to the change of cash flow from inventories due to the fact that our inventory balance at December 31, 2008 was reduced as our sales increased during the year and we built up our inventory at the end of 2007 as we expected pork prices to increase in early 2008; $xxx million was attributable to the change of cash flow from accounts receivable due to the fact that the collection of accounts receivable in fiscal 2008 was significantly improved; $xxx million was attributable to the change of cash flow from other receivables due to the fact that the collection of other receivables in fiscal 2008 improved; and we consumed $xxx million more on purchase deposit due to the changes in market situation in hogs supply.

Net cash used in investing activities was $xxx million in fiscal 2008, which represented an increase of $xxx million as compared to the net cash of $xxx million used by investing activities in fiscal 2007.  We spent $xxx million more on the costs of construction for new production facilities, $xxx million more on equipment and machinery and $xxx million less on acquiring land usage rights in fiscal 2008 compared to the prior year. The cash spent on building new production facilities was a result of implementing our development strategy of deploying new production facilities to increase our geographical market coverage.”

Securities and Exchange Commission
March 12, 2009

*           *           *           *

In connection with responding to the Staff’s comments, we, on behalf of the Company, acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Commission has any questions or further comments with respect to the 2008 Form 10-K, the Company respectfully requests that such comments be directed to the undersigned as soon as practicable.  The undersigned would welcome the opportunity to discuss such questions or comments (or discuss further any of the Company’s responses) in advance of any written response of the Commission.

Very truly yours,

By:	/s/ Eric M. Hellige
Eric M. Hellige

cc:           Mr. Xianfu Zhu
Chief Executive Officer
Mr. Warren Wang
Chief Financial Officer